ARKEMA

January,25th, 2008

08000507

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : "Proposed reorganization of the Serquigny industrial site"

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, January 25th 2008

Proposed reorganization of the Serquigny industrial site

Arkema has today presented at an extraordinary meeting of the Works Council a draft plan to reorganize its Serquigny industrial facility by enhancing its productivity through organizational changes. The plan involves a € 13 M investment for the manufacture of new generation products.

The Serquigny industrial site specializes in the manufacture of high performance specialty polyamides 11 and 12 granules and powders marketed under the tradename Rilsan®, as well as copolymers marketed under the tradename Pebax®.

The proposed optimization plan is based in particular on developing a more reactive organization of production and maintenance teams and on consolidating their skills and competences. It will be underpinned by investments totaling € 13 M, in particular into the production of new generation technical polymers such as Rilsan® Clear, a transparent polyamide, and Pebax® Rnew produced from renewable raw materials.

The implementation of the project, which would entail the loss of 49 positions, is subject to the preliminary legal information and consultation process with the trade unions. Bearing in mind internal mobility possibilities and the proposed negotiation of an early retirement package, redeployment solutions on the site have already been identified for everyone whose position is being made redundant.

The plan is part of the ongoing progress initiatives undertaken over the last 18 months in the polyamide activity to optimize the organization of industrial sites, reduce structural costs, rationalize production, and develop best product lines.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END